Blue Chip Investor Funds August 20, 2010

Christina DiAngelo Office of Disclosure and Review Division of Investment Management United States Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

RE: Blue Chip Investor Funds (the "Trust”); File Nos. 811-10571 and 333-73104

Dear Ms. DiAngelo:

Please find below the Trust’s responses to oral comments from the staff received on July 22, 2010 on the Trust's Annual Report to Shareholders for the period ended December 31, 2009 (the "Report"). For your convenience, I have summarized the staff’s comments.

1. Comment:  The shareholder letter states that the Fund’s five-year average annualized return was -0.93% per year compared to 2.15% for the S&P 500 over the same period. The performance table on page 3 of the report shows the Fund’s five-year average annualized return was -0.92% per year compared to 0.42% for the S&P 500 over the same period. Please explain the difference.

     Response:  The information on page 3 of the report has the correct information. The shareholder letter inadvertently used the total return for the S&P 500 and there was a footing error for the Fund’s return. In future reports we will take additional precautions so that the returns are consistent with the performance table.

2. Comment:  On page 5 of the report the money market is stated as Dreyfus Cash Management Cl A.  Please confirm that this is the proper name of the money market fund.

     Response:  We have reviewed the custody statement and the prospectus for the money market fund. The custody statement shows “Dreyfus Cash Management - Cl A Institutional” and the SEC filing shows “Dreyfus Cash Management Institutional”. Going forward, if we continue to hold the fund, we will list it as “Dreyfus Cash Management Institutional”.

3. Other Comments:  The staff requested that the Trust provide a statement in response to the generic “Tandy” letter.

     Response:  The Trust hereby acknowledges that the Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff; that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or additional comments, please call the undersigned at 619-588-9700.

Respectfully, /s/ Jeff Provence Jeff Provence Treasurer, Blue Chip Investor Funds